Julia Aryeh Senior Counsel 345 Park Avenue New York, NY 10154	Direct 212.407.4043 Main 212.407.4000 Fax 212.407.4990 jaryeh@loeb.com

September 27, 2023

United States Securities and Exchange Commission Division of Corporate Finance Office of Energy and Transportation 100 F Street, N.E. Washington, DC 20549

Re:	Revelstone Capital Acquisition Corp. Registration Statement on Form S-4 Filed August 17, 2023 File No. 333-274049

Attention: Jennifer Gallagher, Robert Babula, Michael Purcell and Laura Nicholson

On behalf of our client, Revelstone Capital Acquisition Corp., a Delaware company (“Revelstone” or the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Registration Statement on Form S-4 filed on August 17, 2023 (the “S-4”) contained in the Staff’s letter dated September 13, 2023 (the “Comment Letter”).

The Company has filed via EDGAR an Amendment No. 1 to the S-4 (the “Amendment”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amendment.

Registration Statement on Form S-4 filed August 17, 2023

Questions and Answers About the Business Combination, page 5

1.	We note your disclosure that upon the closing of the Business Combination, each share of Set Jet Common Stock, including shares outstanding as a result of the conversion of certain “Set Jet Converting Notes” will convert into the right to receive such number of shares of Revelstone Common Stock equal to the applicable portion of the Closing Merger Consideration Shares. Please revise to identify the Set Jet notes that will convert into the right to receive shares of Revelstone Common Stock.

Response: The Company revised the disclosure in the Amendment to address the Staff’s comment. Please see page 5.

Los Angeles New York Chicago Nashville Washington, DC San Francisco Beijing Hong Kong www.loeb.com

For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

United States Securities and Exchange Commission September 27, 2023 Page 2

What happens if the Business Combination is not consummated?, page 10

2.	Please quantify the aggregate dollar amount and describe the nature of what the Sponsor and Revelstone’s officers and directors have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the Sponsor and Revelstone’s officers and directors are awaiting reimbursement.

Response: The Company revised the disclosure in the Amendment to address the Staff’s comment. Please see pages 10, 28, and 116.

3.	Please identify the party making the Extension Payments, and whether such party has a contractual obligation to make such payments. If so, disclose all material terms of such obligation. We note the related disclosure in Note 12 to the Set Jet interim financial statements.

Response: The Company revised the disclosure in the Amendment to address the Staff’s comment. Please see page 11.

What are the possible sources and extent of dilution that holders of public shares who elect not to redeem their public shares..., page 13

4.	Please quantify the value of the warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

Response: The Company revised the disclosure in the Amendment to address the Staff’s comment. Please see page 15.

5.	It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Response: The Company revised the disclosure in the Amendment to address the Staff’s comment. Please see page 16.

Summary of the Proxy Statement/Prospectus, page 18

6.	Please highlight material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business combination.

Response: The Company revised the disclosure in the Amendment to address the Staff’s comment. Please see page 28.

7.	Revise the disclosure to discuss the key terms of any convertible securities and to disclose the potential impact of those securities on non-redeeming shareholders.

Response: The Company revised the disclosure in the Amendment to address the Staff’s comment. Please see pages 23 and 120.

8.	We note your disclosure regarding Merger Consideration paid at closing in an amount equal to $80 million. We also note your disclosure that the Merger Consideration will be payable in (a) 5,703,000 shares of Class A common stock, at the reference price of $10.00 per share (the “Reference Price”), subject to adjustment and (b) 800,000 shares of Revelstone Common Stock at the Reference Price in exchange for the conversion of the Pre-PIPE Convertible Note. Please revise to clarify how these elements of the Merger Consideration will result in an amount paid at closing equal to $80 million.

Response: The Company revised the disclosure in the Amendment to address the Staff’s comment. Please see pages 22 and 119.

United States Securities and Exchange Commission September 27, 2023 Page 3

Treatment of Convertible Notes, page 21

9.	Please disclose all material terms of the SJ Fund Convertible Note.

Response: The Company revised the disclosure in the Amendment to address the Staff’s comment. Please see pages 23 and 120-121.

We rely on our third-party operators to provide and operate aircraft to provide charter flights for our members, page 25

10.	We note your disclosure that Set Jet primarily relies on one established FAA Part 135 operator. Please revise to identify such operator. See Item 101(h)(4)(v) of Regulation S- K.

Response: The Company revised the disclosure in the Amendment to address the Staff’s comment. Please see page 48.

There is substantial doubt about Set Jet’s ability to continue as a going concern, page 43

11.	We note your disclosure that as of December 31, 2022, Set Jet was in default of the payments to a vendor related to certain charter agreement payments for aircraft, and your disclosure that Set Jet obtained additional financing and a forbearance from such vendor. Please revise to quantify the payments for which Set Jet is in default, and disclose all material terms of the additional financing and forbearance. In addition, please provide any material information regarding such vendor, such as whether the vendor is Set Jet’s one established FAA Part 135 operator referenced elsewhere in your filing.

Response: The Company revised the disclosure in the Amendment to address the Staff’s comment. Please see page 46.

The FAA could challenge our method of operations as a member-based charter booking business, page 48

12.	Please revise to disclose any material risks relating to recent statements by the Federal Aviation Administration regarding its intention to initiate a rulemaking to address the exception from the FAA’s domestic, flag, and supplemental operations regulations for public charter operators.

Response: The Company revised the disclosure in the Amendment to address the Staff’s comment. Please see page 51.

Risks Related to the Combined Company, page 51

13.	Please clarify if the Sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

Response: The Company revised the disclosure in the Amendment to address the Staff’s comment. Please see page 55.

14.	Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants.

Response: The Company revised the disclosure in the Amendment to address the Staff’s comment. Please see page 57.

United States Securities and Exchange Commission September 27, 2023 Page 4

Risks Related to Revelstone, page 57

15.	Please highlight the risk that the Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

Response: The Company revised the disclosure in the Amendment to address the Staff’s comment. Please see page 56.

16.	Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Response: The Company revised the disclosure in the Amendment to address the Staff’s comment. Please see page 63.

17.	Your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

Response: The Company revised the disclosure in the Amendment to address the Staff’s comment. Please see page 65.

18.	We note your disclosure that the Company filed an amendment to its second amended and restated certificate of incorporation to remove the net tangible asset requirement so that the Company need not have net tangible assets of at least $5,000,001 to consummate a business combination. Please provide a discussion of the related risks for investors and the post-business combination company. For example, we note your disclosure in your proxy statement filed on May 30, 2023 that the Company believes that it may rely on another exclusion from “penny stock” rules, which relates to it being listed on the Nasdaq Global Market (Rule 3a51-1(a)(2)), to not be deemed a penny stock issuer. In this context, please discuss the risk that the shares may be delisted from Nasdaq, or tell us why you believe this does not present a material risk.

Response: The Company revised the disclosure in the Amendment to address the Staff’s comment. Please see page 66.

We may be deemed a “foreign person” under the regulations relating to CFIUS, page 59

19.	We note your disclosure that you do not believe that either you or your sponsor constitute a “foreign person” under CFIUS rules and regulations. With a view toward disclosure, please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person.

Response: The Company revised the disclosure in the Amendment to address the Staff’s comment. Please see page 66.

Unaudited Pro Forma Condensed Combined Financial Information

Note 3 — Transaction Accounting Adjustments to the Unaudited Pro Forma Condensed Combined Balance
Sheet as of June 30, 2023, page 71

20.	We note from your footnote (H) disclosure that the earnout shares will be accounted for as liabilities which will be remeasured to fair value at subsequent reporting dates with the change in value recognized as a gain or loss in the statement of operations. Disclose and discuss the potential impact of the shares on future results and provide a sensitivity analysis that quantifies the potential impact that changes in the per share market price of the post combination common stock could have on the pro forma financial statements.

Response: The Company revised the disclosure in the Amendment to address the Staff’s comment. Please see pages 79-80.

United States Securities and Exchange Commission September 27, 2023 Page 5

Background of the Business Combination, page 83

21.	Please revise this section to identify the individuals involved in negotiations or other activities. In addition, please expand your discussion in this section to describe the process utilized to evaluate the 430 potential targets.

Response: The Company revised the disclosure in the Amendment to address the Staff’s comment. Please see pages 90-91.

22.	We note that Roth Capital Partners, LLC was an underwriter for the initial public offering of the SPAC and it is advising on the business combination transaction with the target company. Please tell us, with a view to disclosure, whether you have received notice, or any other indication, from Roth or any other firm engaged in connection with your initial public offering that it will cease involvement in your transaction and how that may impact your deal or the deferred underwriting compensation owed for the SPAC’s initial public offering.

Response: The Company revised the disclosure in the Amendment to address the Staff’s comment. Please see pages 91, 92 and 97.

Certain Set Jet Projected Financial Information, page 96

23.	Regarding your presentation of Adjusted EBITDA in the projection information, please cross reference to the reconciliation of this non-GAAP measure to net loss on page 171.

Response: The Company revised the disclosure in the Amendment to address the Staff’s comment. Please see page 105

Revenue growth, page 98

24.	On page 84 you discuss Set Jet’s lack of current revenue scale. Further, it appears your estimated revenue projections for fiscal years 2023 and 2024 are largely based on increased marketing expenditures. Revise your disclosure to explain in further detail the new marketing plans that you intend on utilizing, how they differ from your existing plans, and why your marketing efforts to date have not resulted in revenue scale.

Response: The Company revised the disclosure in the Amendment to address the Staff’s comment. Please see page 106.

25.	You state that, “Average active members for each year are projected to grow from approximately 3,000 in 2022 to 4,300 in 2023 and 8,000 in 2024.” This represents a membership increase of approximately 43% and 86% in fiscal years ended 2023, and 2024, respectively. Expand your disclosures to describe the key assumptions underlying the increases in active members and explain why you believe these assumptions are reasonable.

Response: The Company revised the disclosure in the Amendment to address the Staff’s comment. Please see page 106.

United States Securities and Exchange Commission September 27, 2023 Page 6

Fairness Opinion of Marshall & Stevens, page 99

26.	We note your disclosure regarding the fairness opinion. Please provide a clear explanation as to the reason why the fairness opinion was obtained. In addition, please revise to clarify the scope of the fairness opinion. In that regard, we note that the opinion provided in Annex E addresses the fairness of the “Purchase Price” to be paid by the registrant, and note that such defined term appears to omit certain items otherwise described by the registrant as part of the “Merger Consideration” or “Earnout Consideration.” In addition, disclose the compensation paid to Marshall & Stevens Transaction Advisory Services LLC. See Item 1015(b)(4) of Regulation S-K.

Response: The Company revised the disclosure in the Amendment to address the Staff’s comment. Please see “Risks relating to Revelstone” on page 58, “Revelstone has obtained an opinion from an unaffiliated third party as to the fairness of the Business Combination,” and “Fairness Opinion of Marshall & Stevens” on page 108.

27.	We note the fairness opinion from Marshall & Stevens included as Annex E states that the opinion “has been prepared for the Board in connection with its consideration of the Transaction and may not be relied upon by any other person or entity or used for any other purpose.” The limitation on reliance by any other person or entity suggests that shareholders may not consider or rely on the information in the opinion which you have included with your registration statement. Please have Marshall & Stevens remove this limitation on reliance from its opinion. In addition, please file a consent from Marshall & Stevens as an exhibit. Refer to Securities Act Rule 436 and Item 601(b)(23) of Regulation S-K.

Response: The Company revised the disclosure in the Amendment to address the Staff’s comment. Please see page 109. This expanded disclosure should be read in conjunction with the opinion for context.

Interests of Certain Persons in the Business Combination, page 107

28.	We note the disclosure in this section regarding interests of Revelstone’s directors and officers in the business combination. Please revise this section to highlight all material interests in the transaction held by the Sponsor and the company’s officers and directors. This could include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination. In addition, we note your references in other sections to a section captioned “Interests of Revelstone’s Directors and Officers in the Business Combination.” However, there does not appear to be a section in your filing with such caption. Please revise.

Response: The Company revised the disclosure in the Amendment to address the Staff’s comment. Please see page 116.

Certain Material U.S. Federal Income Tax Consequences of the Business Combination to U.S. Holders of Set Jet Common Stock, page 121

29.	Please revise to disclose the material tax consequences of the Business Combination, and obtain and file an opinion of counsel with regard to such material tax consequences. See Item 4(a)(6) of Form S-4 and Item 601(b)(8) of Regulation S-K. For guidance, refer to Staff Legal Bulletin No. 19. For example, we note your disclosure on page 121 that “it is intended” that, for U.S. federal income tax purposes, the Business Combination will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Response: The Company revised the disclosure in the Amendment to address the Staff’s comment. Please see page 131.

United States Securities and Exchange Commission September 27, 2023 Page 7

Certain Set Jet Relationships and Related Party Transactions, page 141

30.	Please disclose the material terms of each of the related party transactions described in this section, and provide all disclosure required by Item 404 of Regulation S-K. In addition, we note the disclosure in Note 10 to the Set Jet interim financial statements regarding working capital advances by a director and a related origination fee in May and June 2023. Provide all disclosure required by Item 404 with respect to such transactions.

Response: The Company revised the disclosure in the Amendment to address the Staff’s comment. Please see pages 167 and 186-187.

Information About Set Jet, page 141

31.	Please provide the information required by Item 18(a)(5)(ii) of Form S-4 with respect to the voting securities of Set Jet, Inc. and the principal holders thereof.

Response: The Company revised the disclosure in the Amendment to address the Staff’s comment. Please see pages 225-228.

Competition, page 148

32.	Please disclose Set Jet’s competitive position in the industry and methods of competition. See Item 101(h)(4)(iv) of Regulation S-K.

Response: The Company revised the disclosure in the Amendment to address the Staff’s comment. Please see page 159.

Government Regulation, page149

33.	Please disclose any material costs and effects of compliance with environmental laws (federal, state, and local). See Item 101(h)(4)(xi) of Regulation S-K.

Response: The Company revised the disclosure in the Amendment to address the Staff’s comment. Please see pages 160-161.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Factors Affecting Company Performance, page 161

34.	Revise to disclose any known trends or uncertainties that have had or are reasonably likely to have a material impact on your cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations arising from, related to, or caused by the inflation. Trends or uncertainties may include the impact of inflation on your cost of revenue, such as: charter aircraft costs, charter crew expenses, and jet fuel. Refer to Item 303(b)(2)(ii) of Regulation S-K.

Response: The Company revised the disclosure in the Amendment to address the Staff’s comment. Please see page 171.

United States Securities and Exchange Commission September 27, 2023 Page 8

Results of Our Operations

Revenue, page 166

35.	Revise your disclosure to quantify the extent to which changes in revenue are attributable to changes in prices and volumes. For example, you disclose that the decrease in revenue was primarily due to the result of slightly reduced charter flight legs due to Set Jet not using supplemental lift beginning in the third quarter of 2022, partially offset by increased revenue per charter flight leg from increased prices between the two periods, but do not quantify these factors. Refer to Item 303(b)(2)(iii) of Regulation S-K.

Response: The Company revised the disclosure in the Amendment to address the Staff’s comment. Please see pages 176 and 179.

Cash Flow Analysis, page 171

36.	We note you present the non-GAAP measure, Adjusted EBITDA. Please expand your disclosure to explain why you believe the presentation of this non-GAAP measure is useful to investors regarding Set Jet’s financial condition and results of operations. Refer to Item 10©(1)(C) of Regulation S-K.

Response: The Company revised the disclosure in the Amendment to address the Staff’s comment. Please see pages 181-182.

37.	Tell us how you considered Question 100.01 of the Non- GAAP Financial Measures Compliance & Disclosure Interpretations, as updated December 13, 2022, in determining it was appropriate to include pre-operating costs as part of your non-GAAP adjustment to arrive at Adjusted EBITDA.

Response: The Company considers the pandemic and vendor factors that resulted in unusual levels of pre-operating costs to be outside the normal, recurring, cash ongoing operating expenses necessary to operate the business. These costs were sustained for aircraft that were unable to operate and generate revenues for extended periods of time. The regulatory and vendor delays were unusual and unexpected and outside management’s control. Such delays are not expected to occur repeatedly or occasionally.

Liquidity and Capital Resources, page 171

38.	Please disclose the material terms of all material debt obligations. For example, we note the debt obligations described in Note 7 to the Set Jet interim financial statements.

Response: The Company revised the disclosure in the Amendment to address the Staff’s comment. Please see pages 182-183.

Comparison of Stockholder Rights, page 202

39.	We note that the discussion of the exclusive forum provision for the combined company is not consistent with the discussion of the exclusive forum provision in your Amended Charter that you describe on page 200 and elsewhere in your filing. Please revise.

Response: The Company revised the disclosure in the Amendment to address the Staff’s comment. Please see pages 213 and 222.

United States Securities and Exchange Commission September 27, 2023 Page 9

Security Ownership of Certain Beneficial Owners and Management, page 212

40.	We note your disclosure throughout your filing regarding ownership of shares of your common stock by your Sponsor. However, we also note that your Sponsor is not included in your beneficial ownership table. Please ensure that you have provided all information required by Item 403 of Regulation S-K.

Response: The Company revised the disclosure in the Amendment to address the Staff’s comment. Please see page 225.

Exhibits

41.	Please file all material contracts of the registrant, Set Jet, and the combined company. Refer to Item 601(b)(10) of Regulation S-K. For example, please file the employment agreements of the executive officers of the Combined Company. Similarly, please file Set Jet’s charter agreements, and Set Jet’s debt instruments described in Note 7 to the interim financial statements, or explain why they are not required to be filed.

Response: The Company has filed as exhibits all material contracts of the Company, Set Jet, and the combined company, including the form of employment agreements for the executive officers of the Combined Company to be entered into upon the Closing, and Set Jet’s debt instruments described in Note 7 to the interim financial statements as exhibits to the S-4 Amendment to the extent required under Item 601(b)(10) of Regulation S-K.

With respect to Set Jet's charter agreements, the Company respectfully advises the Staff that Set Jet has determined that the individual aircraft charter agreements are not required to be filed because (a) they are not material to the Company pursuant to Item 601(b)(10)(i) of Regulation S-K, and (b) they are of a type that ordinarily accompanies the kind of business conducted by Set Jet, and Set Jet's business is not substantially dependent upon each such agreements pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. Separate aircraft charter agreements exist for each aircraft in Set Jet's business. As disclosed in Set Jet's risk factor regarding third-party providers on Page 48 of S-4/A, Set Jet is primarily reliant on a single established FAA Part 135 Operator, Maine Aviation Aircraft Charter, LLC, a Maine limited liability company (“Maine Aviation”), rather than a particular contract. If Maine Aviation fails to perform its agreements with Set Jet, then, as disclosed in the risk factor, such failure could have a material adverse effect on Set Jet's business, financial condition, and results of operations. However, while these risks regarding Maine Aviation taken in totality could pose a material risk to Set Jet, the risk from any of the particular charter agreements, taken alone, is not material to Set Jet on a consolidated basis.

General

42.	We note that it appears that you are including in the fee table set forth in Exhibit 107 the 800,000 shares of Revelstone Common Stock to be issued in exchange for shares of Set Jet common stock to be issued upon conversion of the Pre-PIPE Convertible Note. It also appears that the investors in the Pre-PIPE Convertible Note made their investment decision in a private offering and, therefore, the sale must close privately. Please remove from the registration statement the 800,000 shares of Revelstone Common Stock to be issued to such investors.

Response: The Company revised the disclosure in the Amendment to address the Staff’s comment. Exhibit 107 has been updated and refiled.

Please contact Alex Weniger-Araujo at (212) 407-4063 or myself at (212) 407-4043 with any questions.

Sincerely,

/s/ Julia Aryeh
Julia Aryeh
Senior Counsel

cc: Alex Weniger-Araujo